Digital Transformation Opportunities Corp.

10207 Clematis Court

Los Angeles, California 90077

February 1, 2023

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Industrial Applications and Services
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Jane Park
Loan Lauren Nguyen

Re:	Digital Transformation Opportunities Corp.

Preliminary Proxy on Schedule 14A

Filed January 17, 2023

Dear Ms. Park and Ms. Nguyen:

This letter sets forth the response of Digital Transformation Opportunities Corp. (the “Registrant,” “we,” “our” or “us”) to the comment from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in your letter dated January 31, 2023 (the “Comment Letter”), with respect to the above-captioned Preliminary Proxy on Schedule 14A (the “Proxy Statement”).

For your convenience, the Staff’s comment contained in the Comment Letter is duplicated below in bold and is followed by the Registrant’s response.

Preliminary Proxy on Schedule 14A filed January 17, 2023

General

1.	With a view toward disclosure, please tell us whether your sponsor is, is controlled by, has any members who are, or has substantial ties with, a non-U.S. person. If so, please revise your filing to include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

We supplementally advise the Staff that Digital Transformation Sponsor LLC, our sponsor (the “Sponsor”), is a Delaware limited liability company, is controlled by our Chief Executive Officer and Chairman, Kevin Nazemi, a U.S. citizen, and does not have any substantial ties to a non-U.S. person. Further, no member of the Sponsor is a non-U.S. person. Accordingly, we advise the Staff that the Proxy Statement need not be revised to include the additional risk factor disclosure as it is not a material risk to our ability to consummate an initial business combination.

* * *

Securities and Exchange Commission

February 1, 2023

Thank you for your attention to this response. If you have any questions related to this letter, please contact our counsel, Jonathan Ko of Paul Hastings LLP, at (213) 683-6188.

Very truly yours,

/s/ Kevin Nazemi
Chief Executive Officer

cc:	David Gould, American Oncology Network, LLC

David Hernand, Paul Hastings LLP

Jonathan Ko, Paul Hastings LLP

Sahand Moarefy, Paul Hastings LLP

Brian Lee, Dentons US LLP

Ilan Katz, Dentons US LLP